December 9, 2009


Messrs. John Reynolds and Louis Rambo
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561

Re: Essense Water, Inc. Form S-1 - File No. 333-162824

Gentlemen:

Thank you for your review of the Company's Form S-1, as filed on November 3, 2009 and your related response dated November 25, 2009.

The Company has made the appropriate changes in response to and as set forth in your comments and will have filed its Amendment No. 1 on EDGAR by the time you receive this reply.

Enclosed with this cover letter are three "marked" copies of our Amendment No. 1 to help expedite your review. The respective comment numbers have been provided and circled in the margins to the left of where the applicable change was made.

Set forth below are our responses, provided to help key you to the areas within the Prospectus that have been modified, as per the comments provided by way of your review. Each is numbered according to your specific comment.

1. This previous Note 1 and reference have been removed.

2. A table to this respect has been added on the Cover Page.

3. This has now been added to the outside back cover page. See page 33.

4. The reference to on page 23 to the $20,000 needed for six months has been removed. Revisions have been made/added in reference to our possibly receiving lesser mounts of funding - see Pages 9, 10, 13, and 24.

5. All references to offering period within the Prospectus have been clarified, and changed as necessary, so that it speaks now only of the original 90 day period plus an additional 90 day period at the Company's discretion. See Cover Page and pages 2 and 17.

6. This statement has been removed. See page 4.

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Messrs. Reynolds and Rambo
December 9, 2009
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7. A risk specific to this has been added. See page 4.

8. A risk specific to this has been added. See page 9.

9. A new column has been added to reflect Use of Proceeds for selling of only10%. See page 13.

10. A new paragraph has been added to reference this. See page 13.

11. These have been reconciled. See pages 13 and II-1.

12. The disclosure per Instruction 7 to Item 504 has been added. See page 13.

13. Dilution tables have been added for 50%, 25% and 10%. See page 15.

14. This paragraph has been removed. See page 16.

15. The language to this effect has been removed. See page 16.

16. The language to this effect has been removed. See page 17.

17. New language to this effect has been added. See page 19.

18. New language to this effect has been added. See page 21.

19. New language to this effect has been added. See page 23.

20. This paragraph has been revised to be clearer on this. See Page 24.

21. New language to this effect has been added. See page 24.

22. New language to this effect has been added. See page 24.

23. New language to this effect has been added. See page 24.

24. The language to this effect has been removed. See page 24.

25. The language to this effect has been removed. See page 26.

26. New language to this effect has been added. See page 27.
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Messrs. Reynolds and Rambo
December 9, 2009
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27. Each of these were originally blank-check companies, headed by Mr.
Nichols. The only ones that ever changed from that status were Oiram and Altadigit. Upon closing of the transactions with Oiram and Altadigit, Mr. Nichols no longer had any management responsibility(s), no further involvement with the Company(s), and no longer retained any controlling shareholder interest(s).

In looking at Oiram, per the SEC web-site, it appears that they have not reported anything since their 10QSB filed on May 20, 2002 and would likely be considered "delinquent" in their filings since that time. Mr. Nichols has had no contact or involvement with Oiram since early 2002 and therefore cannot provide insight as to its business plan and/or current status of operation.

As previously stated, Mr. Nichols has no further involvement or controlling shareholder position with Altadigit. Further, he has had no involvement with Altadigit since early-mid 2002 and therefore cannot provide insight as to its business plan and/or current status of operation. This Company filed a Form 15-12G on April 26, 2005, thus terminating its registration.

The remaining six companies were blank check companies, each of which has been dissolved for many years. A Form 15-12G has been filed for each of these, as follow:

         Wiley Rock                    Filed April 8, 2005
         Polycera                      Filed December 7, 2009
         Elsinore Capital I thru IV    Filed December 7, 2009

Given that Mr. Nichols no longer has any management, no further involvement, and no controlling shareholder interests in any these companies, and the fact that each has filed a Form 15-12G (with the exception of Oiram, over the filing of which Mr. Nichols has no control), it not considered their to be any need or requirement for the addition of any "Risk Factor" to this respect within the Prospectus.

28. This section has been revised to clarify these points. See Page 27.

29. New language to this effect has been added. See page 30.

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Messrs. Reynolds and Rambo
December 9, 2009
Page Four


We trust that these changes will adequately address the comments as set forth in your letter dated November 25, 2009.

Thank you. If you should have any questions as a result of this letter and your review of the Company's Amendment No. 1, please feel to call Kevin Nichols or our counsel, Jeffrey Nichols.

Sincerely,

Essense Water, Inc.


/s/Kevin Nichols
----------------
Kevin Nichols
President

enclosures

cc: Mr. Jeffrey Nichols, Esq.